Mail Stop 4561

April 5, 2007

Mr. Michael J. Chewens
Chief Financial Officer
NBT Bancorp Inc.
52 South Broad Street
Norwich, NY 13815

      Re: NBT Bancorp Inc.
               Form 10-K for the Fiscal Year Ended December 31, 2006
               Filed March 1, 2006
               File No. 000-14703

Dear Mr. Chewens:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

               Sincerely,

               John P. Nolan
               Accounting Branch Chief